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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-42121~~ 8-36372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullen Investment Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1404 South College Rd
(No. and Street)

Lafayette	LA	70503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Bordes, 337-237-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE, A PROFESSIONAL ACCOUNTING CORPORATION
(Name – *if individual, state last, first, middle name*)

5100 VILLAGE WALK SUITE 300	COVINGTON	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

State of Louisiana
Parish of Lafayette

OATH OR AFFIRMATION

I, DAVID C BORDES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullen Investment Group, Ltd., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David C. Bordes
Signature

President
Title

Thus signed before me, Notary, this 28th day of February 2019

Notary Public, Anne Gaiennie
Bar Roll no. 01896

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CULLEN INVESTMENT GROUP, LTD.

Audit of Financial Statements

December 31, 2018

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
Town Hall West
10000 Perkins Rowe | Suite 200
Baton Rouge, LA 70810
225.296.5150 | Fax 225.296.5151
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Cullen Investment Group, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cullen Investment Group, Ltd. (the Company) as of December 31, 2018, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Cullen Investment Group Ltd.'s financial statements. The Supplemental Information is the responsibility of Cullen Investment Group Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2009.

Baton Rouge, LA
February 25, 2019

CULLEN INVESTMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2018

Assets	
Cash and Cash Equivalents	$ 325,910
Cash Held by Clearing Broker, Restricted	25,057
Receivable from Clearing Broker	8,601
Investment Securities Owned, Held at Clearing Broker	
Marketable - Unrestricted, at Market Value	197,332
Property and Equipment, Net of Accumulated Depreciation	
of $26,143	12,966
Other Assets	14,182
Intangible Asset, Net of Accumulated Amortization of $96,800	629,200
Total Assets	$ 1,213,248
Liabilities and Stockholders' Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 135,517
Commitments and Contingencies	-
Total Liabilities	135,517
Stockholders' Equity	
Common Stock, 200,000 Shares Authorized, 100,000 shares	
Outstanding, No Par Value	10,000
Paid-In Capital	745,774
Retained Earnings	321,957
Total Stockholders' Equity	1,077,731
Total Liabilities and Stockholders' Equity	$ 1,213,248

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Investment Advisory Fees	$ 2,216,786
Commissions	206,742
Unrealized Gain on Investment Securities	6,714
Dividend Income	108
Interest Income	1,332
Miscellaneous Income	304
Total Revenues	2,431,986
Expenses	
Employee Compensation and Benefits	691,185
General and Administrative Expenses	297,660
Clearing Cost	66,165
Occupancy	58,690
Interest Expense	115
Total Expenses	1,113,815
Net Income	$ 1,318,171

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Common Stock				
	Shares Outstanding	**Amount**	**Paid-In Capital**	**Retained Earnings**	**Total**
Balance, December 31, 2017	100,000	$ 10,000	$ 745,774	$ 203,786	$ 959,560
Net Income	-	-	-	1,318,171	$ 1,318,171
Distributions	-	-	-	(1,200,000)	$ (1,200,000)
Balance, December 31, 2018	100,000	$ 10,000	$ 745,774	$ 321,957	$ 1,077,731

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2018

Subordinated Borrowings at December 31, 2017	$	-
Increases		-
Decreases		-
Subordinated Borrowings at December 31, 2018	$	-

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows From Operating Activities	
Net Income	$ 1,318,171
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Unrealized Gain on Investment Securities Owned, Held at Clearing Broker, Marketable - Unrestricted	(6,714)
Depreciation and Amortization	49,982
Decrease in Receivable from Clearing Broker	317,692
Increase in Other Assets	(1,719)
Increase in Investments Securities, Owned, Held at Clearing Broker, Marketable - Unrestricted	(190,618)
Increase in Accounts Payable and Accrued Expenses	5,129
Net Cash Provided by Operating Activities	1,491,923
Cash Flows from Investing Activities	
Purchases of Property and Equipment	(6,880)
Net Cash Used in Investing Activities	(6,880)
Cash Flows from Financing Activities	
Distributions to Stockholders	(1,200,000)
Net Cash Used in Financing Activities	(1,200,000)
Net Increase in Cash, Cash Equivalents, and Restricted Cash	285,043
Cash, Cash Equivalents, and Restricted Cash - Beginning of Year	65,924
Cash, Cash Equivalents, and Restricted Cash - End of Year	$ 350,967
Cash, Cash Equivalents, and Restricted Cash by Category Within the Statement of Financial Condition:	
Cash	$ 325,910
Cash Held by Clearing Broker, Restricted	25,057
Total Cash, Cash Equivalents, and Restricted Cash	$ 350,967

Note 1. Summary of Significant Accounting Policies

Business of the Company

Cullen Investment Group, Ltd. (the Company) was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of paragraph k(2)(ii) of the Securities and Exchange Commission Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority and is registered as a securities dealer with the State of Louisiana. The Company's customers are principally located in Lafayette, Louisiana and the surrounding area.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the "new revenue standard" or Accounting Standards Codification 606, ("ASC 606")) on January 1, 2018. Revenue recognition policies under the new standard are applied prospectively in the Company's financial statements from January 1, 2018 forward. There were no material changes in our other revenue recognition policies as a result of the new standard. Refer to Recent Accounting Pronouncements for further information on our adoption of the new revenue standard.

- Trading commission revenue: revenue is recognized at trade date, as it is when the performance obligation is met.
- Advisory fees: advisory fees are generally recognized over the period that the related service is provided.

Receivable from Clearing Broker

Accounts receivable from clearing broker represents uncollected commissions and fees due from the Company's clearing broker.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from 5

Note 1. Summary of Significant Accounting Policies (Continued)

Property and Equipment (Continued)

to 7 years. Depreciation charged to operations amounted to $1,582 for the year ended December 31, 2018.

Major categories of property and equipment at December 31, 2018 are as follows:

Furniture & Fixtures	$ 6,160
Equipment	31,949
Leasehold Improvements	1,000
	39,109
Less: Accumulated Depreciation	(26,143)
	$ 12,966

Intangible Asset

The Company amortizes its customer relationship intangible on the straight-line method over 15 years unless a shorter useful life is more appropriate.

The intangible asset is reviewed annually for impairment or when events or circumstances indicate that its carrying amount may not be recoverable. No impairment was recorded in 2018.

Income Taxes

The Company has elected S corporation status effective October 1, 2004. Earnings and losses after that date are included in the personal income tax returns of the stockholders. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adopted Accounting Standards

Statement of Cash Flows: In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash ("ASU 2016-18"), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted this ASU on January 1, 2018. Upon adoption of ASU 2016-18, the Company recorded an increase of $25,009 to the ending balance of cash and cash equivalents for the year ended December 31, 2017.

Note 1. Summary of Significant Accounting Policies (Continued)

Adopted Accounting Standards (Continued)

Revenue Recognition: The Company adopted the new revenue standard on January 1, 2018 and concluded that no changes are necessary to conform with the standard because performance on trade commission revenue is recognized at a point in time on trade date and performance on advisory fees is recognized over time as the performance obligation is met.

The new revenue guidance does not apply to other revenue sources such as dividend income, unrealized gain on investments, or interest revenue as these sources of revenue do not have a contract with customers.

The new revenue standard primarily impacts the following revenue recognition and presentation accounting policies:

- Trading commission revenue: revenue is recognized at trade date, as it is when the performance obligation is met.
- Advisory fees: services are billed at the beginning of the quarter based on the total value of the assets under management by the Company. Revenue is deferred and recognized over time as the performance obligation is met.

Recent Accounting Pronouncements

Leases: in February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases that are longer than one year onto the balance sheet, which will result in the recognition of a right of use asset and a corresponding lease liability. The Company plans to adopt the new standard effective January 1, 2019 by using the modified retrospective approach. The Company is currently evaluating the impact of the new guidance on its financial statements and related disclosures, but expects that it will not have an impact on them.

Note 2. Agreement with Clearing Organization

The Company utilizes Raymond James & Associates, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $25,000. At December 31, 2018, $25,057 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2018, the Company had net capital of $404,164, which was $304,164 in excess of its required net capital of $100,000.

Note 3. Intangible Assets

In connection with a merger in 2017, the Company assigned $726,000 to intangible assets attributable to the customer database from SR Newco.

Note 3. Intangible Assets (Continued)

Related amortization expense and accumulated amortization for the year ended December 31, 2018 was $48,400 and $96,800, respectively. The estimated future amortization expense for each of the next five years is $48,400.

Note 4. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices.

The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should its clearing broker, who clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of its clearing broker and all counterparties with which it conducts business.

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2018, were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

Note 5. Commitments and Contingencies (Continued)

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

Note 6. Investment Securities

Investment securities consist of equity securities owned and carried at market value.

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value Measurement* Topic of FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.
>
> Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.
>
> Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2018.

Note 6. Trading Securities (Continued)

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2018, is as follows:

	Total	Level 1	Level 2	Level 3
Assets				
Equity Securities -				
Financial Industry	$ 197,332	$ 197,332	-	-

Note 7. Related Party Transactions

The Company leased office space from related parties for the period January 2018 to December 2018. Net rent expense paid to Red Drum Investments and Cullen Properties totaled $12,490 and $46,200, respectively, for the year ended December 31, 2018.

Future minimum rental payments due under these arrangements total $12,740 and $46,200 for the year ending December 31, 2019.

Note 8. Retirement Plans

The Company maintains a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $124,297 for the year ended December 31, 2018. The Company contributed at an average rate of 24% of total compensation for the year ended December 31, 2018.

Note 9. Income Taxes

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements.

Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $404,164, which was

Note 10. Net Capital Requirements (Continued)

$304,164 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .34 to 1 at December 31, 2018.

Note 11. Revenues from Contracts with Customers

The following table presents the Company's total revenues separated from revenues from contracts with customers and other sources of revenues for the year ended December 31, 2018:

Revenues from Contracts with Customers	
Investment Advisory Fees	$2,216,786
Commissions	206,742
Total Revenues from Contracts with Customers	2,423,528
Other Sources of Revenue	
Unrealized Gain on Investment Securities	6,714
Dividend Income	108
Interest Income	1,332
Miscellaneous Income	304
Total	$2,431,986

Revenue from contracts with customers is recognized as the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when they are rendered to them. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Trading commission revenue: the Company provides its clients with placement services. These services include providing clients with services to negotiate and settle a transaction on behalf of its customers. These fees are recognized at a point in time on

Note 11. Revenues from Contracts with Customers (Continued)

trade date. Costs associated with placement and transactions fees are expensed as incurred as part of the performance obligation to provide these services.

Advisory fee: revenues from advisory services primarily consist of fees generated in connection with account management of the customers. Advisory fees are recognized over time as these services rendered which is when the Company's customers receive and consume the benefits provided. No portion of the advisory fees the Company receives are considered variable nor are contingent upon a future event or transaction. Payment for investment advisory services are due on a quarterly basis and over the course of the engagement. Expenses associated with the investment advisory fees are expensed as incurred.

Contract balance: deferred revenue at December 31, 2017 and 2018 was zero because all performance obligations have been met and services have been transferred to customers.

During the year ended December 31, 2018, the Company did not recognize revenue related to performance obligations not satisfied in previous periods.

Note 12. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 25, 2019, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2018

Net Capital	
Total Stockholders' Equity	$ 1,077,731
Deductions and/or Charges	
Property and Equipment, Net	(12,966)
Intangible Asset, Net	(629,200)
Other Assets	(14,182)
Net Capital Before Haircuts on Securities Positions	421,383
Haircuts on Securities	(17,219)
Net Capital	$ 404,164
Aggregate Indebtedness	$ 135,517
Computation of Basic Net Capital Requirement	
Net Capital Required	$ 100,000
Excess of Net Capital	$ 304,164
Net capital less 120% of requirement	$ 284,164
Ratio: Aggregate Indebtedness to Net Capital	.34 to 1
Reconciliation with Company's Computation	
(Included in Part II of Form X-17A-5 as of December 31)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 404,164
Net Capital Per Above	$ 404,164

CULLEN INVESTMENT GROUP, LTD.
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2018, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating To Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2018, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2018, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

CULLEN INVESTMENT GROUP, LTD.
Exemption Certification
For the Year Ended December 31, 2018

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, David C. Bordes, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Cullen Investment Group, LTD.

1. Cullen Investment Group, LTD claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. Cullen Investment Group, LTD met the above exemptive provisions throughout the most recent fiscal year without exception.

David C. Bordes
Signature

President
Title

LaPorte
CPAs & Business Advisors

LaPorte, APAC
Town Hall West
10000 Perkins Rowe | Suite 200
Baton Rouge, LA 70810
225.296.5150 | Fax 225.296.5151
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Review Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Cullen Investment Group, Ltd.

We have reviewed management's statements, included in the accompanying Cullen Investment Group, Ltd. Exemption Report, in which (a) Cullen Investment Group, Ltd. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Cullen Investment Group, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (b) Cullen Investment Group, Ltd. stated that Cullen Investment Group, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Cullen Investment Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cullen Investment Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Baton Rouge, LA
February 25, 2019